UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SYROS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

87184Q107

(CUSIP Number)

Polaris Partners One Marina Park Drive, 10th Floor Boston, MA 02210	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive, Suite 900 Boston, MA 02210 Attn: Jay K. Hachigian, Esq. (617) 648-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87184Q107	Page 2 of 15

1.	Names of Reporting Persons. Polaris Partners VII, L.P. (“PP VII”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,538,333 shares, except that (i) Polaris Management Co. VII, L.L.C. (“PMC VII”), the general partner of PP VII, may be deemed to have sole power to vote these shares, and (ii) David Barrett (“Barrett”), a managing member of PMC VII, may be deemed to have shared power to vote these shares, Brian Chee (“Chee”), a managing member of PMC VII, may be deemed to have shared power to vote these shares, Bryce Youngren (“Youngren”) a managing member of PMC VII, may be deemed to have shared power to vote these shares and Amir Nashat (“Nashat”), a managing member of PMC VII and member of the Board of Directors of the Issuer, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

1,538,333 shares, except that (i) PMC VII, the general partner of PP VII, may be deemed to have sole power to dispose of these shares, and (ii) Barrett, a managing member of PMC VII, may be deemed to have shared power to dispose of these shares, Chee, a managing member of PMC VII, may be deemed to have shared power to dispose of these shares, Youngren, a managing member of PMC VII, may be deemed to have shared power to dispose of these shares and Nashat, a managing member of PMC VII and member of the Board of Directors of the Issuer, maybe be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,538,333
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 87184Q107	Page 3 of 15

1.	Names of Reporting Persons. Polaris Entrepreneurs’ Fund VII, L.P. (“PEF VII”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

48,320 shares, except that (i) PMC VII, the general partner of PEF VII, may be deemed to have sole power to vote these shares, and (ii) Barrett, a managing member of PMC VII, may be deemed to have shared power to vote these shares, Chee, a managing member of PMC VII, may be deemed to have shared power to vote these shares, Youngren, a managing member of PMC VII, may be deemed to have shared power to vote these shares and Nashat, a managing member of PMC VII and member of the Board of Directors of the Issuer, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

48,320 shares, except that (i) PMC VII, the general partner of PEF VII, may be deemed to have sole power to dispose of these shares, and (ii) Barrett, a managing member of PMC VII, may be deemed to have shared power to dispose of these shares, Chee, a managing member of PMC VII, may be deemed to have shared power to dispose of these shares, Youngren, a managing member of PMC VII, may be deemed to have shared power to dispose of these shares and Nashat, a managing member of PMC VII and member of the Board of Directors of the Issuer, maybe be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 48,320
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 87184Q107	Page 4 of 15

1.	Names of Reporting Persons. Polaris Management Co. VII, L.L.C. (“PMC VII”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,586,653 shares, of which (a) 1,538,333 shares are directly owned by PP VII and (b) 48,320 shares are directly owned by PEF VII, except that Barrett, a managing member of PMC VII, as the general partner of each of PP VII and PEF VII, may be deemed to have shared power to vote these shares, Chee, a managing member of PMC VII, may be deemed to have shared power to vote these shares, Youngren, a managing member of PMC VII, may be deemed to have shared power to vote these shares and Nashat, a managing member of PMC VII and member of the Board of Directors of the Issuer, maybe be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

1,586,653 shares, of which (a) 1,538,333 shares are directly owned by PP VII and (b) 48,320 shares are directly owned by PEF VII, except that Barrett, a managing member of PMC VII, as the general partner of each of PP VII and PEF VII, may be deemed to have shared power to dispose of these shares, Chee, a managing member of PMC VII, may be deemed to have shared power to dispose of these shares, Youngren, a managing member of PMC VII, may be deemed to have shared power to dispose of these shares and Nashat, a managing member of PMC VII and member of the Board of Directors of the Issuer, maybe be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,586,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 87184Q107	Page 5 of 15

1.	Names of Reporting Persons. David Barrett
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,586,653 shares, of which (a) 1,538,333 shares are directly owned by PP VII and (b) 48,320 shares are directly owned by PEF VII, except that PMC VII, as the general partner of PP VII and PEF VII, may be deemed to have sole power to vote PP VII’s and PEF VII’s shares (collectively, the “Fund VII Shares”), Chee, a managing member of PMC VII, may be deemed to have shared power to vote the Fund VII Shares, Youngren, a managing member of PMC VII, may be deemed to have shared power to vote the Fund VII Shares and Nashat, a managing member of PMC VII and member of the Board of Directors of the Issuer, maybe be deemed to have shared power to vote the Fund VII Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

1,586,653 shares, of which (a) 1,538,333 shares are directly owned by PP VII and (b) 48,320 shares are directly owned by PEF VII, except that PMC VII, as general partner of PP VII and PEF VII, maybe deemed to have sole power to dispose of the Fund VII Shares, Chee, as a managing member of PMC VII, may be deemed to have shared power to dispose of the Fund VII Shares, Youngren, as a managing member of PMC VII, may be deemed to have shared power to dispose of the Fund VII Shares and Nashat, a managing member of PMC VII and member of the Board of Directors of the Issuer, maybe be deemed to have shared power to dispose of the Fund VII Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,586,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 87184Q107	Page 6 of 15

1.	Names of Reporting Persons. Brian Chee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,586,653 shares, of which (a) 1,538,333 shares are directly owned by PP VII and (b) 48,320 shares are directly owned by PEF VII, except that PMC VII, as the general partner of PP VII and PEF VII, may be deemed to have sole power to vote the Fund VII Shares, Barrett, a managing member of PMC VII, may be deemed to have shared power to vote the Fund VII Shares, Youngren, a managing member of PMC VII, may be deemed to have shared power to vote the Fund VII Shares and Nashat, a managing member of PMC VII and member of the Board of Directors of the Issuer, maybe be deemed to have shared power to vote the Fund VII Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

1,586,653 shares, of which (a) 1,538,333 shares are directly owned by PP VII and (b) 48,320 shares are directly owned by PEF VII, except that PMC VII, as general partner of PP VII and PEF VII, maybe deemed to have sole power to dispose of the Fund VII Shares, Barrett, as a managing member of PMC VII, may be deemed to have shared power to dispose of the Fund VII Shares, Youngren, as a managing member of PMC VII, may be deemed to have shared power to dispose of the Fund VII Shares and Nashat, a managing member of PMC VII and member of the Board of Directors of the Issuer, maybe be deemed to have shared power to dispose of the Fund VII Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,586,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 87184Q107	Page 7 of 15

1.	Names of Reporting Persons. Bryce Youngren
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,586,653 shares, of which (a) 1,538,333 shares are directly owned by PP VII and (b) 48,320 shares are directly owned by PEF VII, except that PMC VII, as the general partner of PP VII and PEF VII, may be deemed to have sole power to vote the Fund VII Shares, Chee, a managing member of PMC VII, may be deemed to have shared power to vote the Fund VII Shares, Barrett, a managing member of PMC VII, may be deemed to have shared power to vote the Fund VII Shares and Nashat, a managing member of PMC VII and member of the Board of Directors of the Issuer, maybe be deemed to have shared power to vote the Fund VII Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

1,586,653 shares, of which (a) 1,538,333 shares are directly owned by PP VII and (b) 48,320 shares are directly owned by PEF VII, except that PMC VII, as the general partner of PP VII and PEF VII, maybe deemed to have sole power to dispose of the Fund VII Shares, Chee, as a managing member of PMC VII, may be deemed to have shared power to dispose of the Fund VII Shares, Barrett, as a managing member of PMC VII, may be deemed to have shared power to dispose of the Fund VII Shares and Nashat, a managing member of PMC VII and member of the Board of Directors of the Issuer, maybe be deemed to have shared power to dispose of the Fund VII Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,586,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 87184Q107	Page 8 of 15

1.	Names of Reporting Persons. Amir Nashat
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,586,653 shares, of which (a) 1,538,333 shares are directly owned by PP VII and (b) 48,320 shares are directly owned by PEF VII, except that PMC VII, as the general partner of PP VII and PEF VII, may be deemed to have sole power to vote the Fund VII Shares, Barrett, as a managing member of PMC VII, may be deemed to have shared power to vote the Fund VII Shares, Chee, a managing member of PMC VII, may be deemed to have shared power to vote the Fund VII Shares and Youngren, a managing member of PMC VII, may be deemed to have shared power to vote the Fund VII Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

1,586,653 shares, of which (a) 1,538,333 shares are directly owned by PP VII and (b) 48,320 shares are directly owned by PEF VII, except that PMC VII, as general partner of PP VII and PEF VII, may be deemed to have sole power to dispose of the Fund VII Shares, Barrett, as a managing member of PMC VII, may be deemed to have shared power to dispose of the Fund VII Shares, Chee, a managing member of PVM VII, may be deemed to have shared power to dispose of the Fund VII Shares and Youngren, a managing member of PMC VII, may be deemed to have shared power to vote the Fund VII Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,586,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 87184Q107	Page 9 of 15

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of Syros Pharmaceuticals, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 620 Memorial Drive, Suite 300, Cambridge, Massachusetts 02139.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Polaris Partners VII, L.P. (“PP VII”), Polaris Entrepreneurs’ Fund VII, L.P. (“PEF VII”), Polaris Management Co. VII, L.L.C. (“PMC VII), David Barrett (“Barrett”), Brian Chee (“Chee”), Amir Nashat (“Nashat”) and Bryce Youngren (“Youngren”) (collectively, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The agreement between the Reporting Persons to file as a group (the “Joint Filing Agreement”) is attached hereto as Exhibit A.

(b)-(c) The principal business of each of PP VII and PEF VII is that of a private investment partnership. The sole general partner of each of PP VII and PEF VII is PMC VII. The principal business of PMC VII is that of a limited liability company acting as the general partner of each of PP VII and PEF VII. Barrett, Chee, Nashat and Youngren are the managing members of PMC VII, additionally; Nashat is a member of the Board of Directors of the Issuer.

The principal business address of each of the entities and individuals named in this Item 2 is c/o Polaris Partners, One Marina Park Drive, 10th Floor, Boston, Massachusetts, 02210.

(d)–(e) During the last five years, none of the Reporting Persons or individuals named in this Item 2 has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the individuals named in this Item 2 is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On June 29, 2016, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-211818) in connection with its initial public offering of 4,000,000 shares of Common Stock was declared effective.

In a number of transactions, the Reporting Persons acquired 4,449,954 shares of Series B Preferred Stock convertible into 1,186,653 shares of Common Stock, collectively for an aggregate purchase price of $14,000,001 (collectively, the “Pre-IPO shares”). The Pre-IPO shares converted into Common Stock, respectively, upon the closing of the offering.

On July 6, 2016, PP VII and PEF VII purchased 373,847 shares and 26,153 shares, respectively, in connection with the Issuer’s initial public offering (the “IPO shares”). The purchase price was $12.50 per share, for an aggregate purchase price of $5,000,000.

CUSIP No. 87184Q107	Page 10 of 15

The Reporting Persons obtained the amounts required for all purchasers of Pre-IPO shares and IPO shares from their working capital.

Item 4. Purpose of Transaction.

Barrett, Chee, Nashat and Youngren, by virtue of their roles as the managing members of PMC VII, may each be deemed to hold certain voting powers with respect to the reportable securities owned by PP VII PEF VII. Except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information below is based on a total of 22,760,161 shares of Common Stock outstanding as reported on the Issuer’s Prospectus filed with the SEC on June 30, 2016.

(a) PP VII beneficially owns 1,538,333 shares of Common Stock, or approximately 6.8% of the Common Stock outstanding. PEF VII beneficially owns 48,320 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding. PMC VII, as the general partner of PP VII and PEF VII, may be deemed to indirectly beneficially own the securities owned by PP VII and PEF VII.

(b) The managing members of PMC VII may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by PP VII and PEF VII. Each such person disclaims beneficial ownership of all securities other than those he or she owns directly, if any, or by virtue of his or her indirect pro rata interest, as a member of PMC VII, in the securities owned by PP VII and PEF VII such person may be deemed to have sole power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by PP VII and PEF VII.

(c) Except as described in this statement, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e)	Not applicable.

CUSIP No. 87184Q107	Page 11 of 15

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each of PP VII and PEF VII and certain other investors are party to a Second Amended and Restated Investors’ Rights Agreement (the “IRA”) entered into with the (i) Issuer and (ii) the Investors (as defined therein).

The Reporting Persons are subject to a restricted period during the period ending 180 days after the date of the Prospectus, during which the Reporting Persons have agreed, subject to limited exceptions, not to lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned by the Issuer or Reporting Persons or any securities so owned convertible into or exercisable or exchangeable for common stock or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, or publicly disclose the intention to make any such offer, pledge sale, contract, purchase, grant, loan, transfer, or disposition, or enter into any such swap or other arrangement. The IRA is attached as Exhibit 4.2 to Issuer’s Registration Statement on Form S-1 (File No. 333-211818), and is incorporated herein by reference.

The Issuer has entered into an indemnification agreement with each of its directors and executive officers, including Nashat. The indemnification agreement, among other things, require the Issuer or will require the Issuer to indemnify Nashat (and in certain cases each of PP VII and PEF VII) to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by Nashat in any action or proceeding, including any action or proceeding by or in right of the Issuer, arising out of his services as a director. The form of Indemnification Agreement for the Issuer’s directors and officers is attached as Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1 (File No. 333-211818), and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit A—Joint Filing Agreement

Exhibit B—IRA, filed on June 3, 2016 as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-211818), and incorporated herein by reference.

Exhibit C—Form of Director and Officer Indemnification Agreement, filed on June 3, 2016 as Exhibit 10.12 to the Issuer’s Registration Statement on Form S-1 (File No. 333-211818), and incorporated herein by reference.

CUSIP No. 87184Q107	Page 12 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 14, 2016

POLARIS PARTNERS VII, L.P.

By: Polaris Management Co. VII, L.L.C., its general partner

By: *
Managing Member

POLARIS ENTREPRENEURS’ FUND VII, L.P.

By: Polaris Management Co. VII, L.L.C., its general partner

By: *
Managing Member

POLARIS MANAGEMENT CO. VII, L.L.C.

By: *
Managing Member

DAVID BARRETT

By: *
David Barrett

CUSIP No. 87184Q107	Page 13 of 15

BRIAN CHEE

By:	*
Brian Chee

AMIR NASHAT

By:	*
Amir Nashat

BRYCE YOUNGREN

By:	*
Bryce Youngren

*By:	/s/ Mary Blair
Name: Mary Blair
Attorney-in-Fact

[This Schedule 13D was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]

CUSIP No. 87184Q107	Page 14 of 15

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13D

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Date: July 14, 2016

POLARIS PARTNERS VII, L.P.

By: Polaris Management Co. VII, L.L.C., its general partner

By: *
Managing Member

POLARIS ENTREPRENEURS’ FUND V, L.P.

By: Polaris Management Co. VII, L.L.C., its general partner

By: *
Managing Member

POLARIS MANAGEMENT CO. VII, L.L.C.

By: *
Managing Member

DAVID BARRETT

By: *
David Barrett

BRIAN CHEE

By: *
Brian Chee